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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  ------------

                                    FORM 6-K
                            Report of Foreign issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934
                                   -----------

                          For the Month of January 2005
                       News Release dated January 13, 2005
                                  ------------

                         (Commission File. No 0-20390).
                                   -----------

                            ID BIOMEDICAL CORPORATION
                  (Translation of registrant's name in English)

        1630 WATERFRONT CENTRE, 200 BURRARD STREET, VANCOUVER, BC V6C 3L6
              (Address of principal executive offices and zip code)

                  Registrant's Telephone Number, including area
code: 604-431-9314
      ------------

Indicate by check mark whether the registrant files or will file annual reports
under cover Form 20-F or Form 40-F:       Form 20-F        40-F    X
                                                   ------      --------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes:       No: X
    ----      ----

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[GRAPHIC OMITTED]


FOR IMMEDIATE RELEASE


            ID BIOMEDICAL ANNOUNCES FINAL RESULTS FROM FIELD EFFICACY
                       TRIAL OF ITS INTRANASAL FLU VACCINE

VANCOUVER, BC - JANUARY 13, 2005 - ID Biomedical Corporation (TSX: IDB; NASDAQ:
IDBE) announced today that it has completed analysis of the vaccine immunogenicity and safety data from its 2003/04 field efficacy trial of FluINsure(TM), a non-living intranasally delivered influenza vaccine. The trial was carried out in 1,349 healthy subjects aged 18 to 64 in 28 Canadian sites between October 2003 and May 2004. As previously reported, both one- and two-dose FluINsure regimens were efficacious in preventing influenza-like illness (two or more symptoms) in association with a positive influenza virus culture and no FluINsure recipient experienced febrile illness associated with culture-confirmed influenza.

The immunogenicity data from the study showed a significant rise in serum hemagglutination-inhibiting (HAI) antibody titers, a widely accepted correlate of protection against influenza disease, when vaccinees were compared to placebo recipients. The increases in HAI titers were highly significant (p less than or equal to 0.001 vs. placebo recipients) for all three vaccine viruses (A/H1N1, A/H3N2, and B). The increases in HAI titers were statistically indistinguishable between vaccinees who received two doses and those who received a single dose of FluINsure(TM). In addition, significant rises (p < 0.001) in salivary secretory IgA specific for the vaccine viruses were also found for all three vaccine viruses among subjects who received the active vaccine, but not those who received placebo. Salivary secretory IgA responses were not significantly different between subjects who received the two dose regimen and those who received one dose.

With regard to safety, there was no statistically significant association of local or respiratory complaints (runny nose, stuffy nose, itchy nose, nose bleed, sneezing, sore throat, red or puffy eyes, wheezing or cough) with active vaccine when compared with placebo (saline). Similarly, neither temperature elevations nor systemic complaints (headache, muscle or joint aches, tiredness, or loss of appetite) were related to receipt of FluINsure at either dosage level. Throughout the study period, there was no statistically significant difference in the overall incidence of adverse events reported between the vaccine and placebo groups, and there was no significantly increased rate of any particular class of adverse events in vaccine recipients versus placebo recipients.



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"These are very encouraging results. In a large field study, we were able to clearly demonstrate both the systemic and mucosal immune responses to the viruses represented in the vaccine," commented Louis F. Fries, M.D., Vice
President, Clinical and Medical Affairs. "The immunogenicity trends that we showed in smaller studies have been validated, and we have shown immune responses to the single-dose regimen that are in agreement with its efficacy.
The serum HAI antibody responses to the influenza A viruses induced by FluINsure were quite robust in the context of a mucosal vaccine, and while HAI responses to the B component were lower (a frequent finding with B virus antigens in all influenza vaccines), they remained significant. Furthermore, we have been able to demonstrate mucosal antibody responses using saliva, which is a relatively easy specimen to obtain and suitable for large field studies, that parallel our data in the more difficult nasal wash system. This will be a useful tool in future studies. Finally, the strikingly benign safety profile of FluINsure continues to be confirmed."

ID Biomedical also announced that it has completed enrollment of a reimmunization study in Canada, testing FluINsure formulated with the flu antigen acquired through the Company's purchase of Shire Pharmaceuticals' vaccine assets. All subjects have been enrolled and have received a single dose of FluINsure. The objective of this study is to demonstrate that the vaccine is well tolerated and gives a strong immune response in those persons who have received the vaccine in the previous flu season. The Company expects to have results of this study in spring 2005. ID Biomedical plans to initiate its first pediatric clinical studies of FluINsure in the U.S. toward the end of 2005.

ABOUT ID BIOMEDICAL

ID Biomedical is an integrated biotechnology company dedicated to the development of innovative vaccine products. It operates in research, development, manufacturing, sales and marketing from its facilities in Canada and in the United States. ID Biomedical is dedicated to becoming a premier vaccine company with significant marketed products worldwide and an extensive pipeline in both clinical and preclinical development.

ID Biomedical has a leading position in the Canadian influenza market. It received a ten-year mandate from the Government of Canada in 2001 to assure a state of readiness in the case of an influenza pandemic and provide influenza vaccine for all Canadians in such an event. It also currently supplies approximately 75% of the Canadian government's influenza vaccine purchases.

For further information on ID Biomedical, please visit the Company's website at www.idbiomedical.com.




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                                                                              3.

The information in this news release contains so-called "forward-looking" statements. These include statements regarding ID Biomedical's expectations and plans relating to the integration of the vaccine business acquired from Shire, statements about ID Biomedical's expectations, beliefs, intentions or strategies for the future, which may be indicated by words or phrases such as "anticipate", "expect", "intend", "plan", "will", "we believe", "ID Biomedical believes",
"management believes", and similar language. All forward-looking statements are based on ID Biomedical's current expectations and are subject to risks and uncertainties and to assumptions made. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include: (i) the company's ability to successfully integrate the Shire vaccine business; (ii) the company's ability to successfully complete preclinical and clinical development of its products; (iii) the company's ability to manufacture its products; (iv) the seasonality of the flu-vaccine business and related fluctuations in the company's revenues from quarter to quarter; (v) decisions, and the timing of decisions, made by the health regulatory agencies regarding approval of its products for human testing;
(vi) the company's ability to enter into distribution agreements for its products, and to complete and maintain corporate alliances relating to the development and commercialization of its technology and products; (vii) market acceptance of its technologies and products; and (viii) the competitive environment and impact of technological change and other risks detailed in the company's filings with the Securities and Exchange Commission. ID Biomedical bases its forward-looking statements on information currently available to it, and assumes no obligation to update them.


                                     - 30 -


For further information, please contact:


INVESTOR RELATIONS / MEDIA


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
Dean Linden                                               Michele Roy
(604) 431-9314                                            (450) 978-6313
dlinden@idbiomedical.com                                  mroy@idbiomedical.com


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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                     ID Biomedical Corporation


                                     By: /s/ Anthony F. Holler.
                                        -----------------------
                                     Anthony F. Holler, Chief Executive Officer

Date: January 13, 2005